UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Taylor Devices, Inc.

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

877163105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 877163105	Page 2 of 11 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Henry Partners, L.P. 23-2888396
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 99,000 shares
	6.	Shared voting power None
	7.	Sole dispositive power 99,000 shares
	8.	Shared dispositive power None
9.	Aggregate amount beneficially owned by each reporting person Henry Partners, L.P. – 99,000 shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9)* 3.0% for Henry Partners
12.	Type of reporting person (see instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 4 of this Schedule 13G.

SCHEDULE 13G

CUSIP No. 877163105	Page 3 of 11 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Matthew Partners, L.P. 23-3063303
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 73,500 shares
	6.	Shared voting power None
	7.	Sole dispositive power 73,500 shares
	8.	Shared dispositive power None
9.	Aggregate amount beneficially owned by each reporting person Matthew Partners, L.P. – 73,500 shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9)* 2.2% for Matthew Partners, L.P.
12.	Type of reporting person (see instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 4 of this Schedule 13G.

SCHEDULE 13G

CUSIP No. 877163105	Page 4

1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Henry Investment Trust, L.P. 23-2887157
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒* (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 172,500 shares
	6.	Shared voting power None
	7.	Sole dispositive power 172,500 shares
	8.	Shared dispositive power None
9.	Aggregate amount beneficially owned by each reporting person* Henry Investment Trust, L.P. – 172,500 shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.2% for Henry Investment Trust, L.P.
12.	Type of reporting person (see instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 4 of this Schedule 13G.

SCHEDULE 13G

CUSIP No. 877163105	Page 5

1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) David W. Wright
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒* (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 184,000 shares (including 11,500 shares held individually by Mr. Wright)
	6.	Shared voting power None
	7.	Sole dispositive power 184,000 shares (including 11,500 shares held individually by Mr. Wright)
	8.	Shared dispositive power None
9.	Aggregate amount beneficially owned by each reporting person* David W. Wright – 184,000 shares (including 11,500 shares held individually by Mr. Wright)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.5% for David W. Wright (including 0.3% owned individually by Mr. Wright)
12.	Type of reporting person (see instructions) IN

*	David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 4 of this Schedule 13G.

SCHEDULE 13G

CUSIP No. 877163105	Page 6

Item 1.(a)	Name of Issuer:

Taylor Devices, Inc.

Item 1.(b)	Address of Issuer’s Principal Executive Offices:

90 Taylor Drive,

North Tonawanda, New York 14120

Item 2.(a)	Name of Person Filing:

(1)	Henry Partners, L.P.

(2)	Matthew Partners, L.P.

(3)	Henry Investment Trust, L.P.

(4)	David W. Wright

Item 2.(b)	Address of Principal Business Office or, if none, Residence:

(1)	255 South 17th Street, Suite 2608
Philadelphia, PA 19103

(2)	255 South 17th Street, Suite 2608
Philadelphia, PA 19103

(3)	255 South 17th Street, Suite 2608
Philadelphia, PA 19103

(4)	255 South 17th Street, Suite 2608
Philadelphia, PA 19103

Item 2.(c)	Citizenship:

(1)	Delaware

(2)	Delaware

(3)	Pennsylvania

(4)	Pennsylvania

Item 2.(d)	Title of Class of Securities:

Common Stock, par value $.025 per share

Item 2.(e)	CUSIP Number:

877163105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

SCHEDULE 13G

CUSIP No. 877163105	Page 7

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

The aggregate ownership percentage of shares of the issuer’s common stock owned by each person named in this Schedule 13G/A is based upon 3,342,338 shares of the issuer’s common stock outstanding as report in the issuer’s Form 10-Q quarterly report for the fiscal quarter ended November 30, 2013. Henry Partners, L.P. and Matthew Partners, L.P. are beneficial holders, in the aggregate, of 172,500 shares of common stock of the issuer, or approximately 5.2% of the total number of outstanding shares of common stock of the issuer, and David W. Wright is the beneficial owner of 11,500 shares of common stock of the issuer, or approximately 0.3%, for a total aggregate percentage of 5.5%. Henry Investment Trust, L.P. is the general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. David W. Wright is the investment manager of each of Henry Partners, L.P. and Matthew Partners, L.P. and is the President of Canine Partners, LLC, the general partner of Henry Investment Trust, L.P. Investment decisions made on behalf of Henry Partners, L.P. and Matthew Partners, L.P. are made primarily through their general partner and David W. Wright.

(a)	Amount beneficially owned:

(1) 99,000 shares

(2) 73,500 shares

(3) 172,500 shares (Henry Investment Trust, L.P. may be deemed a beneficial owner of the shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because Henry Investment Trust, L.P. is the general partner of those partnerships)

(4) 184,000 shares (including 11,500 shares held individually by Mr. Wright)

SCHEDULE 13G

CUSIP No. 877163105	Page 8

(b)	Percent of Class:

(1)	3.0%

(2)	2.2%

(3)	5.2%

(4)	5.5% (including 0.3% held individually by Mr. Wright)

(c)	Number of Shares as to which the person has:

i.	Sole power to vote or to direct the vote:

(1) 99,000 shares

(2) 73,500 shares

(3) 172,500 shares (Henry Investment Trust, L.P. may be deemed a beneficial owner of the shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because Henry Investment Trust, L.P. is the general partner of those partnerships)

(4) 184,000 shares (including 11,500 shares held individually by Mr. Wright)

ii.	Shared power to vote or to direct the vote:

(1)	-0-

(2)	-0-

(3)	-0-

(4)	-0-

iii.	Sole power to dispose or to direct the disposition of:

(1) 99,000 shares

(2) 73,500 shares

(3) 172,500 shares (Henry Investment Trust, L.P. may be deemed a beneficial owner of the shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because Henry Investment Trust, L.P. is the general partner of those partnerships)

(4) 184,000 shares (including 11,500 shares held individually by Mr. Wright)

iv.	Shared power to dispose or to direct the disposition of:

(1)	-0-

(2)	-0-

(3)	-0-

(4)	-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

SCHEDULE 13G

CUSIP No. 877163105	Page 9

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 877163105	Page 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENRY PARTNERS, L.P. by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date:	February 12, 2014	By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P. by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date:	February 12, 2014	By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date:	February 12, 2014	By:	/s/ David W. Wright
David W. Wright,
President

Date:	February 12, 2014		/s/ David W. Wright
David W. Wright

SCHEDULE 13G

CUSIP No. 877163105	Page 11

JOINT FILING AGREEMENT

The undersigned, the Reporting Persons named in this Schedule 13G/A (the “Schedule 13G/A”), hereby agree that the Schedule 13G/A is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13G/A. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13G/A and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 12th day of February, 2014.

HENRY PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

By:	/s/ David W. Wright
David W. Wright,
President

/s/ David W. Wright
David W. Wright